[MORGAN STANLEY & CO. INCORPORATED LETTERHEAD]

October 7, 2010

VIA EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Arizona Dividend Advantage Municipal Fund

Registration Statement on Form N-2

File Nos. 333-164600 and 811-09459

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters, of the above captioned securities, hereby joins in the request of Nuveen Arizona Dividend Advantage Municipal Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on October 12, 2010, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. INCORPORATED

As Representative

By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Yurij Slyz
Name: Title:	Yurij Slyz Executive Director